SCHEDULE 13D

              Under the Securities Exchange Act of 1934




                  AmeriResource Technologies, Inc.
                          (Name of Issuer)



            $.0001 Par Value Common Stock (Common Stock)
                   (Title of Class of Securities)



                          CUSIP 03072A 10 4
                           (CUSIP Number)


                                 Delmar Janovec
                        AmeriResource Technologies, Inc.
                                    8809 Long
                              Lenexa, Kansas 66219
                                 (913) 859-9292


               (Name, Address and Telephone Number of
      Persons Authorized to Receive Notices and Communications)





                           March 12, 1999
           [Insert date new stock certificates are issued]
       (Date of Event Which Requires Filing of this Statement)






Check the following box if the filing person has     +-+
previously filed a statement on Schedule  13G to     | |
report  the  acquisition  which is the  subject of   +-+
this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4).



Check the following box if a fee is being paid       +-+
with this statement.                                 | |
                                                     +-+

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

                              CUSIP No.03072A 10 4
--------------------------------------------------------------------------------
                                              |
(1)  Names of Reporting Persons.  S.S.        |   Richard D. Rhyne
     or I.R.S. Identification Nos. of         |   ###-##-####
     Above Persons                            |
----------------------------------------------|---------------------------------
                                              |
(2)  Check the Appropriate Box if a           |(a) N/A
      Member of a Group                       |---------------------------------
      (See Instructions)                      |(b)
----------------------------------------------|---------------------------------
                                              |
(3)   SEC Use Only                            |
----------------------------------------------|---------------------------------
                                              |
(4)  Source of Funds                          |
     (See Instructions)                       |      00
----------------------------------------------|---------------------------------
                                              |
(5)  Check if Disclosure of Legal             |
     Proceedings is Required Pursuant         |
     to Items 2(d) or 2(e)                    |
----------------------------------------------|---------------------------------
                                              |
(6)   Citizenship or Place of                 |
      Organization                            |   Delaware
----------------------------------------------|---------------------------------
              |                               |
              | (7) Sole Voting               |   40,000,000
Number        |     Power                     |
of Shares     |-------------------------------|---------------------------------
Beneficially  | (8) Shared Voting             |      -0-
Owned by      |     Power                     |
Each          |-------------------------------|---------------------------------
Reporting     | (9) Sole Dispositive          |
Person        |     Power                     |  40,000,000
With          |-------------------------------|---------------------------------
              |(10) Shared Dispositive        |
              |     Power                     |      -0-
--------------|-------------------------------|---------------------------------
                                              |
(11)  Aggregate Amount Beneficially           |
      Owned by Each Reporting Person          |   40,000,000
----------------------------------------------|---------------------------------
                                              |
(12)  Check if the Aggregate Amount in        |
      Row (11) Excludes Certain Shares        |
      (See Instructions)                      |
----------------------------------------------|---------------------------------
                                              |
(13)  Percent of Class Represented by         |
      Amount in Row (11)                      |  (8.51%)
----------------------------------------------|---------------------------------
                                              |
(14)  Type of Reporting Person                |
      (See Instructions)                      |     IN.
----------------------------------------------|---------------------------------

                                  SCHEDULE 13D
                                  ------------

                   Under the Securities Exchange Act of 1934


                           Item 1. Security and Issuer
                           ---------------------------

      This   statement   relates  to  the  $.0001  par  value  Common  Stock  of
AmeriResource  Technologies,   Inc.("Issuer").  The  name  and  address  of  the
principal executive office of Issuer is:

                Delmar Janovec
                AmeriResource Technologies, Inc.
                8809 Long
                Lenexa, Kansas 66219


                         Item 2. Identity and Background
                         -------------------------------

      The filing individual is Richard D. Rhyne. Mr. Rhyne is an attorney and member of Craft Fridkin & Rhyne (ACFR"). CFR's business address is 1100 One Main Plaza, 4435 Main Street, Kansas City, Missouri 64111. Mr. Rhyne has not been convicted, in the past five years, in any criminal proceeding. Mr. Rhyne, during the last five years, has not been a party to any civil proceeding concerning the violation of state or federal securities laws.

          Item 3.  Source and Amount of Funds or Other Consideration
          ----------------------------------------------------------

      The securities were received as payment of fees for legal services rendered by Mr. Rhyne and other attorneys at Craft Fridkin, & Rhyne for the benefit of Issuer. Forty million shares were received on March 12, 1999, and the other sixty million shares will be issued in the near future.

                       Item 4. Purpose of the Transaction
                       ----------------------------------

      The purpose of the transaction was the payment of fees for legal services rendered by Mr. Rhyne and other attorneys at Craft Fridkin, & Rhyne pursuant to a Consulting Agreement under which Craft Fridkin & Rhyne was to receive 40,000,000 shares of Issuer's Common Stock for past services rendered. No additional consideration was paid.

      No material changes in Issuer's business, corporate or capital structure, character, dividend policy, or any other material change in the business of Issuer is contemplated.

      Mr. Rhyne plans neither to liquidate Issuer or its subsidiaries nor to sell or dispose of substantial portions of its assets. Mr. Rhyne intends to sell the securities on the open market and to use the proceeds of sale to satisfy Issuer's outstanding legal bill at Craft Fridkin & Rhyne.

                 Item 5.  Interest in Securities of the Issuer
                 ---------------------------------------------

      Mr. Rhyne, after issuance of the shares, owned 8.51% of Issuer's outstanding shares. No other person has any interest in the shares. He intends to sell the shares, immediately in the open market. He has engaged in no other transaction in the past sixty days regarding Issuer's securities.


              Item 6.  Contracts, Arrangements, Understandings or
            Relationships With Respect to Securities of the Issuer
            ------------------------------------------------------

      No such contracts, arrangements, understandings, or relationships exist among the reporting persons described in Item 2 other than the referenced
Consulting Agreement pursuant to which the shares were to be issued for past services rendered.


                   Item 7.  Material to be Filed as Exhibits
                   -----------------------------------------

      No material is filed as an exhibit.



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          Richard D. Rhyne



DATED: 4/  /99                                BY: /s/ Richard D. Rhyne
       ------------                               ------------------------------